UNITED STATES
SECURITIES AND EXCANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

Adagene, Inc.
(Name of Issuer)

Ordinary shares, par value USD $0.0001 per share
(Title of Class of Securities)

005329 107**
(CUSIP Number)

Peter Luo

Adagene, Inc.

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

+86-512-8777-3632
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2023

(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 005329 107**	Page 2 of 7 Pages

1	Names of reporting persons Peter Luo
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF; OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 12,560,578(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,072,731(2)
	10	Shared Dispositive Power 288,178(3)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,560,578 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.77%4)
14	Type of Reporting Person IN

______________
(1) Represents (i) 8,035,316 ordinary shares held by Peter Luo; (ii) 287,415 ordinary shares underlying share options granted to Peter Luo that are vested or will be vested within 60 days of January 3, 2023, (iii) 716,667 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo and (iv) 33,333 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo that are vested or will be vested within 60 days of January 3, 2023 (v) 52,198 ordinary shares held by Xiaohong She; (vi) 45,980 ordinary shares underlying share options granted to Xiaohong She that are vested or will be vested within 60 days of January 3, 2023, (vii) 185,833 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She, (viii) 4,167 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She that are vested or will be vested within 60 days of January 3, 2023; (ix) 785,944 ordinary shares held by Ping Ren, who is the spouse of Fangyong (Felix) Du, (x) 111,744 ordinary shares underlying share options held by Ping Ren that are vested or will be vested within 60 days of January 3, 2023; (xi) 390,000 ordinary shares held by Great Han Fortune LP for the benefit of Ping Ren, (xii) 5,000 ordinary shares held by Great Han Fortune LP for the benefit of Ping Ren that are vested or will be vested within 60 days of January 3, 2023, (xiii) total of 1,308,607 ordinary shares held by Raymond Tam, JC Xu, Qinghai Zhao and several key employees of the Company, and (xiv) total of 598,374 share options granted to Raymond Tam, JC Xu, Qinghai Zhao and several key employees that are vested or will be vested within 60 days of January 3, 2023.

(2)       Represents (i) 8,035,316 ordinary shares held by Peter Luo; (ii) 287,415 ordinary shares underlying share options granted to Peter Luo that are vested or will be vested within 60 days of January 3, 2023, (iii) 716,667 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo and (iv) 33,333 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo that are vested or will be vested within 60 days of January 3, 2023.

(3)       Represents (i) 52,198 ordinary shares held by Xiaohong She; (ii) 45,980 ordinary shares underlying share options granted to Xiaohong She that are vested or will be vested within 60 days of January 3, 2023, (iii) 185,833 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She, (iv) 4,167 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She that are vested or will be vested within 60 days of January 3, 2023.

(4)       Calculated based on (i) 54,065,709 ordinary shares issued and outstanding as of January 3, 2023, as provided by the Issuer and (ii) 1,086,013 ordinary shares underlying share options granted to Peter Luo-Acting-in-Concert-Group that are vested or will be vested within 60 days of January 3, 2023.

CUSIP: 005329 107**	Page 3 of 7 Pages

1	Names of reporting persons HAN 2020 GRAT
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF; OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

(1) On January 3, 2023, HAN 2020 GRAT transferred 5,208,278 ordinary shares to Peter Luo as part of Mr. Luo’s estate planning. As the result of such transaction, HAN 2020 GRAT has ceased to be a holder of record of the Issuer’s Ordinary Shares.

CUSIP: 005329 107**	Page 4 of 7 Pages

The Schedule 13D filed with the Commission on April 29, 2022 (the “Existing Schedule 13D”) by the Reporting Persons relating to the Ordinary Shares, is hereby amended in this Amendment No.1 (the “Amendment” and, together with the Existing Schedule 13D, the “Schedule 13D”). This Amendment is being filed to reflect the change of information set forth in the Existing Schedule 13D and to reflect an exit filing by HAN 2020 GRAT. Capitalized terms not defined herein have the meanings ascribed to them in the Existing Schedule 13D.

Item 1.    Security and Issuer.

This statement on the Amendment relates to the ordinary shares, par value USD $0.0001 per share of Adagene Inc. (“Ordinary Shares”, a Cayman Islands exempted company (the “Issuer”). The address of the principal executive offices of the Issuer is 4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial Park, Suzhou, Jiangsu Province, 215123, People’s Republic of China

Item 2.    Identity and Background.

(a)(b)(c)(f) This statement is being filed by Peter Luo, a United States citizen, and HAN 2020 GRAT, a trust established under the laws of California (collectively, the “Reporting Persons”). Mr. Luo is the Chief Executive Officer, Chairman and Director of the Issuer. The principal business address of the Reporting Persons is 10179 Huennekens Street Suite 103, San Diego, CA, 92121.

(d)(e) Other than as described below, in the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The source of funds used in purchasing the securities beneficially owned by the Reporting Persons are personal funds, except with respect to ordinary shares underlying or acquired in connection with the exercise of options granted by the Reporting Persons to the Issuer.

Item 4.    Purpose of Transaction.

The Reporting Persons acquired the ordinary shares reported herein for investment and estate planning purposes, in the ordinary course of business. The Reporting Persons currently do not have any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the Schedule 13D. Mr. Luo is the Chief Executive Officer and the Chairman of the Board of Directors of the Issuer. The Reporting Persons may acquire additional ordinary shares in the ordinary course of business, including in connection with outstanding options or additional options to be granted by the Issuer to Mr. Luo and/or share repurchase plan established by Mr. Luo in his personal capacity.

Item 5.    Interest in Securities of the Issuer.

(a) and (b) The information set forth in the cover page for the Reporting Persons is hereby incorporated by reference.

(c)       During the past sixty days prior to the date of this statement, Mr. Luo effected a series of repurchase of an aggregate of 4,575 Ordinary Shares represented by American depositary shares under an established share repurchase plan with weighted average purchase price being US$0.9911 per Ordinary Share.

On January 3, 2023, HAN 2020 GRAT transferred 5,208,278 ordinary shares to Peter Luo as part of Mr. Luo’s estate planning.

CUSIP: 005329 107**	Page 5 of 7 Pages

Other than as discussed in this Amendment, including with respect to ordinary shares underlying options, during the past sixty days prior to the date of this statement, the Reporting Person has not acquired any shares of the Issuer’s Ordinary Shares.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of ordinary shares of the Issuer owned by the Reporting Person.

(e)       On January 3, 2023, HAN 2020 GRAT transferred 5,208,278 ordinary shares to Peter Luo as part of Mr. Luo’s estate planning. As the result of such transaction, HAN 2020 GRAT has ceased to be a holder of record of the Issuer’s Ordinary Shares, and therefore, the beneficial owner of more than five percent (5%) of the Issuer Ordinary Shares.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 14, 2020, Peter Luo, Fangyong (Felix) Du, Ping Ren, Dr. Hua Gong, JC Xu, Qinghai Zhao, Man Kin (Raymond) Tam, Xiaohong (Kristine) She, Yan Li, Guizhong Liu,Alexander Goergen, and, on February 18, 2021, Yu (Albert) Ren) (together, the “Peter Luo-Acting-in-Concert-Group”) entered into a concert party agreement (the “Agreement”), pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at our shareholders’ general meetings, (ii) recognize the controlling position of Peter Luo; and (iii) act in concert in accordance with Peter Luo’s opinions in respect of the daily operations and management and the major decision-making of us. Dr. Hua Gong and Yu (Albert) Ren are no longer subject to the concert party agreement due to their departure from the Issuer.

CUSIP: 005329 107**	Page 6 of 7 Pages

Item 7.    Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement by and between Peter Luo and HAN 2020 GRAT, dated April 29, 2022 (incorporated by reference to Exhibit 99.1 to the Reporting Person’s Schedule 13D filed on April 29, 2022).

CUSIP: 005329 107**	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2023

PETER LUO

/s/ Peter Luo
Name:	Peter Luo

HAN 2020 GRAT

By:	/s/ Peter Luo
Name:	Peter Luo
Title:	Trustee